Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS

AI OKTO CORP. PREDECESSOR
UNAUDITED CONDENSED COMBINED CARVE-OUT BALANCE SHEETS
December 31, 2025 and June 30, 2026
(Expressed in U.S. Dollars – except for share data)

		December 31,	June 30,
ASSETS	Note	2025	2026
CURRENT ASSETS:
Cash and cash equivalents		$622	$7,856
Due from related parties, current	3	17,858,005	18,765,388
Inventories		62,728	60,135
Prepaid expenses and other assets		169,450	102,056
Deferred finance fees, current	6	—	47,535
Accrued revenue		9,113	8,783
Total current assets		18,099,918	18,991,753

NON-CURRENT ASSETS:
Vessels, net	5	29,656,854	28,710,784
Restricted cash	6	—	540,000
Due from related party, non-current	3	603,093	603,093
Deferred finance fees, non-current	6	—	173,209
Deferred charges, net	4	1,835,981	1,632,186
Total non-current assets		32,095,928	31,659,272
Total assets		$50,195,846	$50,651,025

LIABILITIES AND NET PARENT INVESTMENT
CURRENT LIABILITIES:
Accounts payable		707,636	585,267
Deferred revenue		335,000	—
Accrued liabilities		270,929	142,802
Total current liabilities		1,313,565	728,069

Total liabilities		1,313,565	728,069

Commitments and contingencies	8

Net parent investment		48,882,281	49,922,956
Total liabilities and net parent investment		$50,195,846	$50,651,025

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

AI OKTO CORP. PREDECESSOR
UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT STATEMENTS OF OPERATIONS
For the six months ended June 30, 2025 and 2026
(Expressed in U.S. Dollars – except for share data)

		Six months ended June 30,	Six months ended June 30,
	Note	2025	2026
REVENUES:
Time charter revenues	9	7,528,174	4,205,437
Total vessel revenues		$7,528,174	$4,205,437

EXPENSES:
Voyage expenses (including $223,913 and $126,173 to related party for the six months ended June 30, 2025, and 2026, respectively)	3,10	(360,353)	(210,289)
Vessel operating expenses	10	(3,851,595)	(1,873,745)
Management fees to related party	3	(775,404)	(398,200)
Depreciation and amortization	4,5	(1,891,522)	(1,149,865)
General and administrative expenses (including $358,975 and $177,903 to related party for the six months ended June 30, 2025, and 2026, respectively)	3	(846,840)	(595,796)
Total expenses		$(7,725,714)	$(4,227,895)

Operating loss		$(197,540)	$(22,458)

OTHER (EXPENSES)/INCOME:
Interest and finance costs		(7,055)	(113,197)
Interest income		286,125	324,757
Foreign exchange losses		(10,796)	(1,304)
Total other income, net		$268,274	$210,256

Net income		$70,734	$187,798

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

AI OKTO CORP. PREDECESSOR
UNAUDITED CONDENSED COMBINED CARVE-OUT STATEMENTS OF CHANGES IN NET PARENT INVESTMENT
For the six months ended June 30, 2025 and 2026
(Expressed in U.S. Dollars – except for share data)

Net parent investment
Balance, December 31, 2024	$70,756,479
Net income	70,734
Net increase in net parent investment (Note 1)	846,840
Balance, June 30, 2025	$71,674,053

Balance, December 31, 2025	$48,882,281
Net income	187,798
Net increase in net parent investment (Note 1)	852,877
Balance, June 30, 2026	$49,922,956

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

AI OKTO CORP. PREDECESSOR
UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2025 and 2026

(Expressed in U.S. Dollars)
	Note	Six months ended June 30, 2025	Six months ended June 30, 2026
Cash Flows provided by Operating Activities:
Net income		$70,734	$187,798
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	4,5	1,891,522	1,149,865
Amortization of deferred finance fees		—	11,721
Straight line amortization of hire		(64,411)	330
Changes in operating assets and liabilities:
Inventories		27,793	2,592
Due from/to related party manager	3	1,270,584	154,928
Prepaid expenses and other assets		(661,175)	67,394
Accounts payable		291,384	(53,871)
Accrued liabilities		491,426	20,706
Deferred revenue		26,000	(335,000)
Dry-dock costs paid		(1,042,011)	(225,070)
Net cash provided by Operating Activities		2,301,846	981,393

Cash flow used in Investing Activities:
Net transfers to Treasury manager	3	(3,148,691)	(1,062,311)
Net cash used in Investing Activities		(3,148,691)	(1,062,311)

Cash flows provided by Financing Activities:
Net increase in parent investment		846,840	852,877
Proceeds from long-term debt	6	—	4,885,322
Repayment of long-term debt	6	—	(4,885,322)
Payment of deferred financing costs		—	(224,725)
Net cash provided by Financing Activities		846,840	628,152

Net (decrease)/ increase in cash, cash equivalents and restricted cash		(5)	547,234
Cash, cash equivalents and restricted cash at the beginning of the period		736	622
Cash, cash equivalents and restricted cash at the end of the period		731	547,856

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$731	$7,856
Restricted cash		$—	$540,000
Cash, cash equivalents, and restricted cash		$731	$547,856

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements

AI OKTO CORP. PREDECESSOR
NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.
Basis of Presentation and General information:

The accompanying unaudited interim condensed combined carve-out financial statements, include the subsidiaries (collectively, the “AI OKTO Subsidiaries” or the “Company”) comprising the liquefied petroleum gases (“LPG”) carrier segment of Toro Corp. (“Toro”, or the “Parent”). The accompanying unaudited interim condensed combined carve-out financial statements are those of the AI OKTO Subsidiaries (as listed below) for the periods presented using the historical carrying costs of the assets and the liabilities of these companies from the dates of their incorporation. All companies are incorporated under the laws of the Marshall Islands.

AI OKTO CORP. (“AI OKTO”), a wholly owned subsidiary of Toro, was formed on October 21, 2025 under the laws of the Republic of the Marshall Islands and was acquired by Toro from Robin Energy Ltd., (“Robin”), a company controlled by Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, on July 9, 2026. On October 8, 2026, Toro completed the spin-off of its LPG carrier segment by contributing to AI OKTO its interest in its LPG subsidiaries comprising its LPG fleet owning two LPG vessels (Note 12(b)). The Company’s common shares commenced trading on October 9, 2026 on the Nasdaq Capital Market under the symbol “AIOK”. The Company’s LPG fleet is engaged in the worldwide transportation of LPG.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), is a related party controlled by Mr. Panagiotidis. Castor Ships provides commercial ship management services, ship management and chartering services to the vessels owned by the AI OKTO Subsidiaries. Such services are provided directly or through subcontracting agreements with unrelated third-party managers, entered into with the AI OKTO Subsidiaries’ consent, for the Company’s vessels. Castor Ships had subcontracted to unrelated third-party ship management companies the technical management of all the Company’s vessels, except the LPG Dream Syrax, for which Castor Ships has provided the technical management since November 5, 2024 until the sale date, September 3, 2025.

The AI OKTO Subsidiaries of Toro which are included in the Company’s unaudited interim condensed combined carve-out financial statements for the periods presented are listed below.

Combined AI OKTO Subsidiaries:

Company		Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Starfire Shipping Co. (“Starfire”)	Marshall Islands	May 2, 2023	LPG Dream Arrax	4,753	2015	June 14, 2023
2	Nightwing Shipping Co. (“Nightwing”)	Marshall Islands	May 2, 2023	LPG Dream Vermax	5,155	2015	August 4, 2023
3	Zatanna Shipping Co. (“Zatanna”)(1)	Marshall Islands	May 2, 2023	LPG Dream Terrax	4,743	2020	May 26, 2023
4	Cyborg Shipping Co. (“Cyborg”)(2)	Marshall Islands	May 2, 2023	LPG Dream Syrax	5,158	2015	July 18, 2023

(1) On September 16, 2025, Zatanna entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG carrier Dream Terrax, at a price of $20.0 million. The vessel was delivered to its new owner on September 25, 2025.

(2) On July 10, 2025, Cyborg entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG carrier Dream Syrax, at a price of $18.0 million. The vessel was delivered to its new owner on September 3, 2025.

AI OKTO CORP. PREDECESSOR
NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.
Basis of Presentation and General information: (continued)

 The accompanying unaudited interim condensed combined carve-out financial statements include the accounts of the legal entities comprising the Company as discussed above. These unaudited interim condensed combined carve-out financial statements are derived from the unaudited interim condensed consolidated financial statements and accounting records of Toro, and are presented on a carve-out basis. The unaudited interim condensed combined carve-out financial statements and accompanying notes reflect the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These financial statements are presented as if such businesses had been combined throughout the periods presented and should be read in conjunction with the Company’s Registration statement on Form 20-F with audited combined carve-out financial statements for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on September 9, 2026 (the “Registration Statement”). All intercompany accounts and transactions between the entities comprising the Company have been eliminated in the accompanying unaudited interim condensed combined carve-out financial statements.

The accompanying unaudited interim condensed combined carve-out financial statements are unaudited and include all normal recurring adjustments that management considers necessary for a fair presentation of its condensed combined carve-out financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

Net Parent contributions to finance part or all of the acquisition cost of the vessels owned by the AI OKTO Subsidiaries are accounted for through the net parent investment account. Net parent investment represents Toro’s interest in the Company’s net assets including the Company’s accumulated income, the net cash contributions from Toro and the net cash distributions to Toro. Transactions with Toro are reflected in the accompanying unaudited interim condensed combined carve-out statement of cash flows as investing and financing activities, and in the combined carve-out Changes in Net Parent Investment and combined carve-out balance sheet as “Net increase in net parent investment” and “Net parent investment”, respectively.

The activity in net parent investment which is presented in the accompanying unaudited interim condensed combined carve-out statements of cash flows and changes in net parent investment is as follows:

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Capital contribution from the Parent company	—	257,081
General and administrative expenses allocation	846,840	595,796
Net parent investment	$846,840	$852,877

AI OKTO CORP. PREDECESSOR
NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.
Basis of Presentation and General information: (continued)

The unaudited interim condensed combined carve-out statements of operations reflect expense allocations made to the Company by Toro of its general and administrative expenses. Management has estimated these allocated expenses to be $0.8 million and $0.6 million for the six months ended June 30, 2025 and 2026, respectively. See Note 3 “Transactions with Related Parties” for further information on expenses allocated by Toro. Both the Company and Toro consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. Nevertheless, the combined carve-out financial statements may not be indicative of the Company’s future performance and may not include all the actual expenses that would have been incurred by the Company as an independent publicly traded company.

The Company has no common capital structure for the combined business and, accordingly, has not presented historical earnings per common share.

2.
Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the combined carve-out financial statements for the year ended December 31, 2025, included in the Company’s Registration Statement. During the six-month period ended June 30, 2026, except for the new significant accounting policies described below, there were no other significant changes to the Company’s significant accounting policies or recent accounting pronouncements that the Company expects to have a potential impact on its unaudited interim condensed combined carve-out financial statements.

New significant accounting policies adopted during the six months ended June 30, 2026

Deferred Finance Fees

Costs associated with the revolving credit facility, including but not limited to, fees paid to lenders, fees required to be paid to third parties on the lender’s behalf in connection with a debt financing or refinancing, or any unamortized portion thereof, are presented by the Company as “Deferred finance fees” in the accompanying unaudited condensed carve-out balance sheets in accordance with ASC 835-30-45-1A. Such fees are amortized on a straight-line basis over the contractual term of the revolving credit facility. As the facility represented an ongoing line of credit under ASC 470-50, deferred financing costs related to the availability of the total commitment, not the outstanding balance. Temporary or partial drawdowns and repayments therefore had no impact on the asset classification or amortization schedule of these fees.

3.
Transactions with Related Parties:

(a)
Castor Ships:

For a further description of the services provided by, and transactions with, Castor Ships prior to January 1, 2026, please refer to Note 3(a) to the combined carve-out financial statements for the year ended December 31, 2025, included in the Company’s Registration Statement.

As of June 30, 2026, in accordance with the provisions of the Toro Amended and Restated Master Management Agreement by and among the AI OKTO Subsidiaries and Castor Ships, Castor Ships had subcontracted to an unrelated third-party ship management company the technical management of all the Company’s vessels. Castor Ships pays, at its own expense, the third-party technical management company a fee for the services it has subcontracted to such company without any additional cost to AI OKTO Subsidiaries.

During the six months ended June 30, 2025 and 2026, Castor Ships charged the AI OKTO Subsidiaries and collected the following fees and commissions: (i) management fees amounting to $775,404 and $398,200 respectively, (ii) charter hire commissions amounting to $223,913 and $126,173, respectively and (iii) capital raising commission of $48,853 for the six months ended June 30, 2026, related to the $4.9 million drawdown on April 2, 2026 under the Company’s revolving credit facility (Note 6).

AI OKTO CORP. PREDECESSOR
NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.
Transactions with Related Parties: (continued)

In addition, part of the general and administrative expenses incurred by Toro have been allocated on a pro rata basis within “General and administrative expenses” of the Company based on the proportion of the average of assets of the AI OKTO Subsidiaries’ vessels to the average of total consolidated assets of Toro. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, stock compensation cost, audit and consultancy fees. During the six months ended June 30, 2025, and 2026, the administration costs charged by Castor Ships (Flat Management Fee) to Toro that were allocated to the Company amounted to $358,975 and $177,903, respectively and are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed combined carve-out statements of operations.

The Toro Amended and Restated Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of June 30, 2026, the working capital guarantee advances to Castor Ships amounted to $603,093, which are presented in ‘Due from related party, non-current’ in the accompanying unaudited condensed combined carve-out balance sheets. As of June 30, 2026, the amount of $2,211,281 of “Due from related parties, current”, represents advances for operating expenses made by the Company to the third-party managers and Castor Ships.

(b)
Parent Company:

Details of the Company’s transactions with the Parent Company are discussed in Note 3(b) to the combined carve-out financial statements for the year ended December 31, 2025, included in the Company’s Registration Statement.

As of June 30, 2026, the amount due from the Parent company was $16,554,107, and mainly related to funds transferred to the treasury manager of the Parent company (“Treasury manager”) pursuant to custodial arrangements in order to facilitate the management of AI OKTO Subsidiaries’ cash surpluses and organize more efficiently its expenditure payments. The abovementioned amounts are receivable by the Company on demand from the Parent’s cashflow. During the six months ended June 30, 2025 and 2026, the AI OKTO Subsidiaries recognized interest income of $286,125 and $324,757, respectively, on funds held in custody accounts maintained by Treasury manager.

The following table provides a schedule of amounts due from related parties, current and non-current by listing the main transactions constituting such movements and the average balance due from the related parties, current and non-current for the six months ended June 30, 2026.

Six months ended June 30,
2026
Starting Balance	18,461,098
Transfers to Treasury manager	4,224,740
Expenditure payments from Treasury manager	(3,419,510)
Transfers from parent company for capital contribution	257,081
Operating expense payments from related party manager	(3,252,566)
Amounts advanced to related party manager for expense payments	3,097,638
Ending Balance	$19,368,481
Average Balance	$18,914,790

AI OKTO CORP. PREDECESSOR
NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4.
Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying unaudited condensed combined carve-out balance sheets is as follows:

Dry-docking costs
Balance December 31, 2025	$1,835,981
Amortization	(203,795)
Balance June 30, 2026	$1,632,186

5.
Vessels, net:

The amounts in the accompanying unaudited condensed combined carve-out balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2025	$34,391,602	$(4,734,748)	$29,656,854
Depreciation	—	(946,070)	(946,070)
Balance June 30, 2026	$34,391,602	$(5,680,818)	$28,710,784

The Company reviewed its vessels for impairment and none were found to have an indication of impairment as the fair value was in excess of carrying value on June 30, 2026.

6.
Long-Term Debt:

On March 30, 2026, two of AI OKTO Subsidiaries, Starfire and Nightwing and two of Toro’s subsidiaries entered into an up to $60.0 million revolving credit facility (the “Facility”) with a European financial institution. The Facility was partially drawn down by $15.0 million, of which $4.9 million related to Starfire and Nightwing, on April 2, 2026 which was repaid on June 30, 2026. The borrowers under the Facility were jointly and severally liable for all amounts drawn under it. The Facility had a tenor of five years from the first drawdown date, bore interest at Term SOFR plus a margin per annum on amounts drawn, and its availability reduced by twenty (20) quarterly consecutive reduction installments as follows: (i) $1,420,000 in respect of the 1st to the 19th such installment and (ii) in respect of the 20th and last such installment, $33,020,000 (comprising a payment in the amount of $1,420,000 and a balloon payment in the amount of $31,600,000).

The Facility was secured by a first priority mortgage over the LPG Dream Arrax and LPG Dream Vermax and two of Toro’s vessels. Under the Facility, a security cover ratio of not less than 125%, a minimum liquidity amount of $250,000 in each mortgaged vessel’s pledged deposit account and a quarterly dry-dock reserve deposit of $20,000 per mortgaged vessel were required to be maintained. As of June 30, 2026, unamortized deferred financing fees associated with the Facility amounted to $220,744, of which $47,535 and $173,209 were presented as “Deferred finance fees, current” and “Deferred finance fees, non-current,” respectively, in the accompanying unaudited condensed combined carve-out balance sheet. As of June 30, 2026, there were no amounts outstanding under the Facility. On September 9, 2026, Starfire and Nightwing were released from their obligations under the Facility and all related security interests were released (see Note 12(a)).

7.
Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks and amounts due from related parties. The principal financial liabilities of the Company consist of accounts payable and accrued liabilities.

AI OKTO CORP. PREDECESSOR
NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.
Financial Instruments and Fair Value Disclosures: (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash, cash equivalents and restricted cash, amounts due from related parties, accounts payable and accrued liabilities: The carrying values reported in the combined carve-out balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash, cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities.

•
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, cash equivalents, restricted cash and amounts due from related parties. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits.

8.
Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed combined carve-out financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these combined carve-out financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying unaudited interim condensed combined carve-out financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of June 30, 2026. Non-cancellable time charter contracts include fixed-rate time charters.

Twelve-month period ending June 30,	Amount
2027	$4,578,867
Total	$4,578,867

9.
Vessel Revenues:

The following table includes the vessel revenues earned by the Company for the six months ended June 30, 2025 and 2026, as presented in the accompanying unaudited interim condensed combined carve-out statements of operations:

AI OKTO CORP. PREDECESSOR
NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

9.
Vessel Revenues: (continued)

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Time charter revenues	7,528,174	4,205,437
Total Vessel Revenues	$7,528,174	$4,205,437

The Company generates its revenues from time charters. The Company typically enters into time charters ranging from one month to twelve months, and, in isolated cases, for longer terms, depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charterparty’s terms. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo.

10.
Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed combined carve-out statements of operations are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
Voyage expenses	2025	2026
Brokerage commissions	149,275	84,116
Brokerage commissions- related party	223,913	126,173
Gain on bunkers	(38,605)	—
Bunkers consumption	25,770	—
Total Voyage expenses	$360,353	$210,289

	Six months ended June 30,	Six months ended June 30,
Vessel Operating Expenses	2025	2026
Crew & crew related costs	2,561,582	1,232,962
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	649,559	286,722
Lubricants	59,263	23,717
Insurance	144,079	68,950
Tonnage taxes	24,064	9,575
Other	413,048	251,819
Total Vessel operating expenses	$3,851,595	$1,873,745

AI OKTO CORP. PREDECESSOR
NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11.
Segment reporting:

The reportable segment reflects the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company. Since the Company has one reportable segment, which it refers to as the LPG carrier segment, the CODM assesses segment performance using a key financial measure, net income. This metric helps the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. In addition, the CODM reviews segment assets as reported on the combined carve-out balance sheets as “Total Assets”.

The following table summarizes the Company’s significant segment information:

	Six months ended June 30, 2025	Six months ended June 30, 2026
Time charter revenues	$7,528,174	$4,205,437
Total vessel revenues	$7,528,174	$4,205,437
Voyage expenses (including charges from related party)	(360,353)	(210,289)
Vessel operating expenses	(3,851,595)	(1,873,745)
Management fees to related party	(775,404)	(398,200)
Depreciation and amortization	(1,891,522)	(1,149,865)
Other segment items(1)	(578,566)	(385,540)
Net income	$70,734	$187,798

(1)
Other segment items of the segment include Interest and finance costs, Interest income, Foreign exchange losses and corporate general and administrative expenses (including related party).

12.
Subsequent Events:

The Company has evaluated subsequent events through October 15, 2026 and identified the following subsequent events.

(a)
Revolving Credit Facility: On September 9, 2026, Starfire Shipping Co., and Nightwing Shipping Co. (together, the “Released Borrowers”) entered into a deed of release of the Facility (see Note 6), pursuant to which the lenders agreed to: (i) release the Released Borrowers from their respective obligations under the Facility and the other finance documents to which each Released Borrower is a party and (ii) release all related security interests, including the mortgages on each of LPG Dream Arrax and LPG Dream Vermax. On the same date, the borrowers under the Facility provided the lenders with an irrevocable notice of voluntary cancellation of $8,580,000 of the total commitments under the Facility. Following the release, the Company has no access to the Facility and no outstanding indebtedness. Accordingly, the unamortized deferred finance fees of approximately $0.2 million will be written off in the three months ending September 30, 2026.

(b)
Completion of the Spin-Off: On October 8, 2026, (“Distribution Date”) Toro completed the Spin-Off of the Company based on the terms approved by the independent disinterested directors of Toro, and the recommendation of the Special Committee on September 11, 2026.

AI OKTO CORP. PREDECESSOR
NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

12.
Subsequent events: (continued)

In connection with the Spin-Off, the following was completed on October 8, 2026:

•
the contribution to the Company (i) of Toro’s two LPG carrier-owning subsidiaries (owning two LPG carrier vessels) and two additional subsidiaries formerly owning the LPG Dream Syrax and LPG Dream Terrax (the “AI OKTO Subsidiaries”) and (ii) $45,000,000 in cash for additional working capital;

•
in exchange for:

○
4,319,916 common shares of AI OKTO’s common stock, par value $0.001 per share (the “AI OKTO common shares”);

○
5,000,000 shares of the Company’s 1.00% Series A Fixed Rate Non-Cumulative Perpetual Convertible Preferred Shares (the “AI OKTO Series A Preferred Shares”), with a non-cumulative preferred distribution rate of 1.00% per annum on the stated amount of $5.00 per share, payable when, as and if declared, in cash or, at the Company’s election, in additional Series A shares, all of which were retained by Toro after the Spin-Off; and

○
the issuance of 40,000 Series B Preferred Shares (the “AI OKTO Series B Preferred Shares”), each carrying 100,000 votes on all matters on which Company’s shareholders are entitled to vote but have no economic rights, to Pelagos, a company controlled by Company’s and Toro’s Chairman and Chief Executive Officer, against payment of their nominal value of $0.001 per AI OKTO Series B Preferred Share. Following the Spin-Off, Mr. Panagiotidis may be deemed to beneficially own, directly or indirectly, 74.2% of the Company’s outstanding common shares and all of the AI OKTO Series B Preferred Shares, representing 99.97% of the aggregate voting power of the Company, and accordingly has control over the Company’s actions.

The AI OKTO Series A Preferred Shares retained by Toro have an initial aggregate stated amount of $25,000,000 and fair value of $15,252,122 as determined by management in consideration of a number of data points, including a valuation performed by an independent third-party consulting firm. The fair value as of the Distribution Date will be finalized during the fourth quarter of 2026. The AI OKTO Series A Preferred Shares are convertible, in whole or in part but not in an amount of less than 150,000 Series A Preferred Shares, at their holder’s option, to units, where each unit consists of two of AI OKTO’s common shares (“Units”), from and after the third anniversary of their issue date at the lower of (i) 200% of the volume weighted average price (“VWAP”) of AI OKTO’s common shares over the five consecutive trading day period commencing on and including the Distribution Date, and (ii) the VWAP of AI OKTO’s common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The Series A Preferred Shares are also convertible, in whole or in part, at their holder’s option, to Units upon the occurrence of a change in control event (as defined in the Statement of Designation of the Series A Preferred Shares).

On the Distribution Date, Toro distributed all of the Company common shares outstanding to its holders of common stock of record at the close of business on October 1, 2026 (the “Record Date”). Shareholders of Toro received one AI OKTO common share for every eight shares of the Toro’s common stock owned at the Record Date. On the Distribution Date, Company’s Board declared a dividend of one preferred share purchase right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Shareholder Protection Rights Agreement.

As a part of the Spin-Off, the Company entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as the Toro’s Amended and Restated Master Management Agreement for its vessels. The vessel management agreement with Castor Ships previously entered into for the vessels by the applicable vessel-owning AI OKTO Subsidiaries will remain in effect for such vessels.

AI OKTO CORP. PREDECESSOR
NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

12.
Subsequent events: (continued)

In addition, as part of the Spin-Off, the Company entered into various other agreements effecting the separation of its business from Toro including a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, Toro agreed to indemnify the Company and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessel or subsidiaries Toro retains after the Distribution Date and Company agreed to indemnify Toro for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Toro and AI OKTO and provides Toro with certain registration rights relating to AI OKTO’s common shares, if any, issued upon conversion of the AI OKTO Series A preferred shares issued to Toro in connection with the Spin-Off. Amounts due from the Parent mainly relate to funds transferred to the treasury manager of the Parent in order to facilitate the management of Company’s subsidiaries’ cash surpluses and more efficiently organize expenditure payments which are receivable by the Company on demand from the Parent’s cashflow. Furthermore, of approximately $18.7 million due from the Parent as of the Distribution Date, $17.9 million was received on October 8, 2026, with the remaining balance expected to be received by the end of the fourth quarter of 2026.

Following the successful completion of the Spin Off, AI OKTO will reimburse Toro for expenses related to the Spin off that have been incurred by Toro which cannot yet be fully estimated, provided that AI OKTO will not reimburse Toro for any of these expenses that were incurred or paid by any of the AI OKTO subsidiaries of Toro up to October 8, 2026.